

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2020

William D. Clark
President and Chief Executive Officer
Genocea Biosciences, Inc.
100 Acorn Park Drive
Cambridge, Massachusetts 02140

   Re: Genocea Biosciences, Inc.
     Registration Statement on Form S-3
     Filed August 18, 2020
     File No. 333-248103

Dear Mr. Clark:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Joe McCann at (202) 551-6262 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences